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                              September 14, 2021

       Adam Satterfield
       Chief Financial Officer
       Old Dominion Freight Line, Inc.
       500 Old Dominion Way
       Thomasville , NC 27360

                                                        Re: Old Dominion
Freight Line, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Filed February 24,
2021
                                                            File No. 000-19582

       Dear Mr. Satterfield:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2020

       Risk Factors, page 6

   1. Disclose the material effects of transition risks related to climate change that may affect your business,
financial condition, and results of operations, such as policy and regulatory changes that could
impose operational and compliance burdens, market trends that may alter business
opportunities, credit risks, or technological changes.
       Management's Discussion and Analysis of Financial Condition and Results of Operations, page
       20

   2. If material, discuss the significant physical effects of climate change on your operations and results. This
disclosure may include the following:
                                                            quantification of
material weather-related damages to your property or operations;
                                                            and
                                                            any weather-related
impacts on the cost or availability of insurance.
 Adam Satterfield
Old Dominion Freight Line, Inc.
September 14, 2021
Page 2
3. If material, please quantify past capital expenditures for climate-related projects.
4. Quantify any material increased compliance costs related to climate change.
5. If applicable and material, provide disclosure about any purchase or sale of carbon credits or offsets and any material effects on your business, financial condition, and results of operations.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Wei Lu, Staff Accountant at (202) 551-3725 or Ethan Horowitz,
Accounting Branch Chief at (202) 551-3311, if you have questions regarding comments.



FirstName LastNameAdam Satterfield                              Sincerely,
Comapany NameOld Dominion Freight Line, Inc.
                                                                Division of
Corporation Finance
September 14, 2021 Page 2                                       Office of
Energy & Transportation
FirstName LastName